Dreyfus
High Yield
Strategies Fund

SEMIANNUAL REPORT September 30, 2005



Dreyfus High Yield Strategies Fund

Protecting Your Privacy
Our Pledge to You

THE FUND IS COMMITTED TO YOUR PRIVACY. On this page, you will find the Fund's policies and practices for collecting, disclosing, and safeguarding "nonpublic personal information," which may include financial or other customer information. These policies apply to individuals who purchase Fund shares for personal, family, or household purposes, or have done so in the past. This notification replaces all previous statements of the Fund's consumer privacy policy, and may be amended at any time. We'll keep you informed of changes as required by law.

YOUR ACCOUNT IS PROVIDED IN A SECURE ENVIRONMENT. The Fund maintains physical, electronic and procedural safeguards that comply with federal regulations to guard nonpublic personal information. The Fund's agents and service providers have limited access to customer information based on their role in servicing your account.

THE FUND COLLECTS INFORMATION IN ORDER TO SERVICE AND ADMINISTER YOUR ACCOUNT. The Fund collects a variety of nonpublic personal information, which may include:

- Information we receive from you, such as your name, address, and social security number.
- Information about your transactions with us, such as the purchase or sale of Fund shares.
- Information we receive from agents and service providers, such as proxy voting information.

THE FUND DOES NOT SHARE NONPUBLIC PERSONAL INFORMATION WITH ANYONE, EXCEPT AS PERMITTED BY LAW.

Thank you for this opportunity to serve you.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus High Yield Strategies Fund covers the six-month period from April 1, 2005, through September 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's primary portfolio manager, Jon Uhrig.

Although yields of longer-term bonds recently have begun to creep upward, they remained relatively low over the past six months even as short-term interest rates rose steadily. Moderate economic growth, low inflation expectations among U.S. investors and robust demand from overseas investors appear to have supported the bond market, offsetting concerns related to soaring energy prices and the Federal Reserve Board's gradual move toward a less accommodative monetary policy.

Recent events — including sharply higher gasoline and energy prices, and Hurricane Katrina — have added a degree of uncertainty to the economic outlook, which could buoy investor sentiment in the bond market. Conversely, high energy and commodity prices could lead to greater inflation concerns, which may discourage some fixed-income investors. As always, we encourage you to discuss these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
October 17, 2005



DISCUSSION OF FUND PERFORMANCE

Jon Uhrig, Portfolio Manager

How did Dreyfus High Yield Strategies Fund perform during the period?

For the six-month period ended September 30, 2005, the fund achieved a total return of 3.70% (on a net asset value basis) and produced aggregate income dividends of $0.21 per share.[1] In comparison, the Merrill Lynch U.S. High Yield Master II Constrained Index (the "Merrill Lynch Constrained Index") achieved a total return of 3.46% for the same period.[2] In addition, the Merrill Lynch High Yield Master II Index, the fund's previous benchmark, achieved a total return of 3.56% for the same period.[3]

Effective September 1, 2005, the fund adopted a new benchmark, the Merrill Lynch U.S. High Yield Master II Constrained Index. The Merrill Lynch Constrained Index is similar to the previous benchmark, except the Merrill Lynch Constrained Index is capitalization-weighted, and restricts the weighting of any individual issue to 2%.

The high yield market produced generally mixed results over the reporting period as positive market forces, such as an expanding economy and robust corporate earnings, were offset by negative forces, including soaring energy prices and rising short-term interest rates. The fund produced higher returns than both indices, primarily due to our de-emphasis on some of the market's more troubled industry groups and participation in better-performing sectors.

However, because we were unable to replace maturing and "called" holdings with new securities at comparable yields, the fund's dividend distribution rate was reduced in May to $0.0325.

What is the fund's investment approach?

The fund primarily seeks high current income. The fund will also seek capital growth as a secondary objective, to the extent consistent with its objective of seeking high current income. The fund invests primarily in fixed-income securities of below investment-grade credit quality. Issuers of below investment-grade securities may include companies in early stages of development and companies with a highly leveraged financial structure. To compensate investors for taking on greater risk, such companies typically must offer higher yields than those offered by more established or conservatively financed companies.

What other factors influenced the fund's performance?

Soon after the reporting period began, the high yield market encountered heightened volatility due in part to disappointing news released from leading U.S. automobile manufacturers and supplier companies. In May, two of the major bond rating agencies took action to downgrade the unsecured debt ratings of GM from investment grade to high yield, while Ford was downgraded to BB (the highest high yield rating) by S&P. Because these companies rank among the market's higher-volume issuers of corporate bonds, the change in credit ratings created significant price volatility as the high yield market absorbed their securities. However, both the fund and the market performed relatively well during the first half of the reporting period despite the effects of these downgrades. Furthermore, this series of downgrades and its impact on the markets prompted the consideration and subsequent approval of a benchmark change for the fund.

In September, Hurricanes Katrina and Rita hit the Gulf Coast region, causing severe damage and widespread flooding. In the weeks to follow, it became more clear the impact these events had on the region, primarily the U.S. domestic supplies of oil, natural gas and gasoline. This, in turn, not only affected consumers, but various regional industries, including packaging and transportation industries, and to a lesser extent gaming companies and casinos in the region. As investors became more risk averse, bonds with credit ratings toward the higher end of the high yield range generally outperformed lower-rated credits.

In this environment, we continued to upgrade the fund's credit profile by reducing its holdings of lower-rated credits, including those with "triple-C" credit ratings. We redeployed those assets primarily to credits with "single-B" and "double-B" ratings. This gradual shift in emphasis hindered the fund's performance during the first half of the reporting period and helped during the second half.

In addition, the fund benefited from its relatively light exposure to some of the market's harder-hit industry groups, including automotive companies and airlines. However, we increased the fund's holdings of bonds from General Motors' and Ford's financing subsidiaries after they had declined sharply in the spring, and the fund benefited from their subsequent rebound. The fund also participated in some of the high yield market's stronger sectors, such as energy companies that enjoyed profit windfalls as oil and gas prices surged higher.

Finally, we increased the fund's leverage during the reporting period as the fund's overall credit quality improved. Despite rising short-term interest rates and narrower yield differences between short- and long-term securities, we continued to regard favorably the "spread" between the fund's borrowing costs and yields of its longer-term holdings.

What is the fund's current strategy?

Although default rates among high yield issuers have remained near historically low levels, we recently have seen signs that they may begin to edge higher in the wake of the bankruptcy filings of Delta Airlines and Northwest Airlines in September, as well as the bankruptcy in early October, shortly after the end of the reporting period, of Delphi Corporation. Accordingly, we have continued to emphasize securities with credit ratings toward the higher end of the high yield range, including those that we believe are likely to receive credit-rating upgrades to the investment-grade category.

In addition, we currently are encouraged by supply-and-demand factors that appear likely to support high yield bond prices. We expect 2005 to end with a lower volume of new issuance than 2004 did, and demand remains robust from investors seeking higher levels of income and private equity firms seeking to participate in leveraged buy-outs.

October 17, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, based upon net asset value per share. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation and the fund's administrator pursuant to an agreement in effect through October 31, 2005, at which time it may be extended, modified or terminated. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: BLOOMBERG — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch U.S. High Yield Master II Constrained Index is an unmanaged performance benchmark composed of U.S. dollar-denominated domestic and Yankee bonds rated below investment grade with at least $100 million par amount outstanding and at least one year remaining to maturity. Bonds are capitalization-weighted. Total allocations to an issuer are capped at 2%.*

[3] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch High Yield Master II Index is an unmanaged performance benchmark composed of U.S. domestic and Yankee bonds rated below investment grade with at least $100 million par amount outstanding and greater than or equal to one year to maturity.*

STATEMENT OF INVESTMENTS

September 30, 2005 (Unaudited)

Bonds and Notes—134.5%	Principal Amount [a]		Value ($)
Advertising—.4%			
RH Donnelley Financial:			
Sr. Notes, 8.875%, 2010	660,000	b,c	711,150
Sr. Sub. Notes, 10.875%, 2012	551,000	b,c	621,253
			1,332,403
Aerospace & Defense—2.5%			
Argo-Tech,			
Sr. Notes, 9.25%, 2011	1,182,000	c	1,258,830
BE Aerospace,			
Sr. Sub. Notes, Ser. B, 8.875%, 2011	1,239,000	c	1,307,145
DRS Technologies,			
Sr. Sub. Notes, 6.875%, 2013	438,000		424,860
L-3 Communications:			
Conv. Bonds, 3%, 2035	550,000	b	565,125
Sr. Sub. Notes, 6.375%, 2015	1,400,000	b	1,417,500
Sr. Sub. Notes, 7.625%, 2012	1,050,000		1,107,750
Transdigm,			
Sr Sub Notes, 8.375%, 2011	1,955,000	c	2,057,638
			8,138,848
Agricultural—.4%			
Alliance One International,			
Notes, 11%, 2012	1,430,000	b,c	**1,362,075**
Airlines—1.0%			
AMR,			
Debs., 9.75%, 2021	2,400,000	c	1,416,000
Northwest Airlines,			
Pass-Through Ctfs.,			
Ser. 1996-1, 7.67%, 2015	1,601,875	c	1,211,683
United AirLines,			
Enhanced Pass-Through Ctfs.,			
Ser. 1997-1A, 4.09%, 2049	668,434	d	669,279
			3,296,962
Auto Manufacturing—.4%			
Navistar International,			
Sr. Notes, 7.5%, 2011	1,292,000	c	**1,311,380**
Automotive, Trucks & Parts—2.3%			
Cooper-Standard Automotive,			
Sr. Sub. Notes, 8.375%, 2014	525,000		443,625
Delphi:			
Notes, 6.5%, 2013	1,170,000	j	789,750
Notes, 6.55%, 2006	800,000	j	592,000

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Automotive, Trucks & Parts (continued)		
Goodyear Tire & Rubber,		
Sr. Notes, 9%, 2015	2,525,000 [b]	2,499,750
HLI Operating,		
Sr. Notes, 10.5%, 2010	278,000 [c]	241,860
Polypore International,		
Sr. Discount Notes, 0/10.5%, 2012	2,003,000 [e]	1,061,590
United Components,		
Sr. Sub. Notes, 9.375%, 2013	675,000 [c]	675,000
Visteon,		
Sr. Notes, 8.25%, 2010	1,475,000 [c]	1,408,625
		7,712,200
Banking−1.4%		
Chevy Chase Bank,		
Sub. Notes, 6.875%, 2013	3,295,000 [c]	3,402,088
Colonial Bank Montgomery Alabama,		
Sub. Notes, 9.375%, 2011	1,000,000	1,179,553
		4,581,641
Building & Construction−4.8%		
Asia Aluminum,		
Secured Notes, 8%, 2011	355,000 [b]	358,994
Beazer Homes USA,		
Sr. Notes, 6.875%, 2015	2,000,000 [b,c]	1,950,000
Compression Polymers,		
Sr. Notes, 10.5%, 2013	1,325,000 [b,c]	1,235,563
DR Horton,		
Sr. Notes, 8.5%, 2012	2,600,000 [c]	2,819,536
Goodman Global:		
Sr. Notes, 6.41%, 2012	1,125,000 [b,d]	1,105,312
Sr. Sub. Notes, 7.875%, 2012	438,000 [b]	398,580
Nortek,		
Sr. Sub. Notes, 8.5%, 2014	1,319,000	1,220,075
Owens Corning,		
Debs., 7.5%, 2018	2,826,000 [f]	2,267,865
Standard-Pacific,		
Sr. Notes, 6.5%, 2010	1,600,000 [c]	1,556,000
Texas Industries,		
Sr. Notes, 7.25%, 2013	250,000 [b]	261,250
WCI Communities,		
Sr. Sub. Notes, 10.625%, 2011	2,370,000 [c]	2,529,975
		15,703,150

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Chemicals−5.6%		
Airgas,		
Sr. Sub. Notes, 9.125%, 2011	120,000	129,600
Equistar Chemical/Funding,		
Notes, 10.125%, 2008	1,200,000	1,296,000
Huntsman:		
Sr. Notes, 9.875%, 2009	438,000	464,828
Sr. Secured Notes, 11.625%, 2010	909,000 [c]	1,043,077
Sr. Sub. Notes, 10.125%, 2009	3,516,000	3,634,665
IMC Global,		
Sr. Notes, Ser. B, 10.875%, 2008	1,000,000	1,135,000
Nalco,		
Sr. Sub. Notes, 8.875%, 2013	4,508,000 [c]	4,648,875
PQ,		
Sr. Sub. Notes, 7.5%, 2013	250,000 [b]	243,750
Rhodia,		
Sr. Notes, 10.25%, 2010	4,454,000 [c]	4,732,375
Rockwood Specialties,		
Sr. Sub. Notes, 7.5%, 2014	1,006,000 [c]	1,101,570
		18,429,740
Commercial & Professional Services−1.4%		
Brickman,		
Sr. Sub. Notes, Ser. B, 11.75%, 2009	888,000 [c]	999,000
Corrections Corp of America,		
Sr. Sub. Notes, 6.25%, 2013	2,475,000 [c]	2,462,625
Service Corp International,		
Sr. Notes, 7%, 2017	660,000 [b]	669,900
Williams Scotsman,		
Sr. Notes, 8.5%, 2015	550,000 [b]	559,625
		4,691,150
Consumer Products−1.6%		
Ames True Temper,		
Sr. Sub. Notes, 10%, 2012	1,290,000 [c]	1,012,650
Amscan,		
Sr. Sub. Notes, 8.75%, 2014	1,669,000 [c]	1,468,720
Playtex Products,		
Sr. Sub. Notes, 9.375%, 2011	2,264,000 [c]	2,374,370
Rayovac,		
Sr. Sub. Notes, 8.5%, 2013	465,000	451,050
		5,306,790

Bonds and Notes (continued)		Principal Amount [a]	Value ($)
Diversified Financial Services−8.8%			
BCP Crystal US,			
Sr. Sub. Notes, 9.625%, 2014		2,280,000 [c]	2,547,900
CCM Merger,			
Notes, 8%, 2013		325,000 [b]	329,469
Consolidated Communications Illinois/Texas,			
Sr. Notes, 9.75%, 2012		776,000 [c]	830,320
E*Trade Financial,			
Sr. Notes, 7.375%, 2013		350,000 [b]	355,250
FINOVA,			
Notes, 7.5%, 2009		2,315,360 [c]	914,567
Ford Motor Credit:			
Global Landmark Securities,			
7.375%, 2009		1,650,000 [c]	1,595,182
Notes, 3.75%, 2006		4,500,000 [c,d]	4,485,519
GMAC:			
Bonds, 8%, 2031		1,300,000 [c]	1,137,956
Notes, 7.75%, 2010		3,435,000	3,332,541
Sr. Notes, 5.375%, 2011	EUR	1,140,000	1,208,330
Glencore Funding,			
Notes, 6%, 2014		1,150,000 [b]	1,091,189
K&F Acquisition,			
Sr. Sub. Notes, 7.75%, 2014		560,000	568,400
Kansas City Southern Railway,			
Sr. Notes, 9.5%, 2008		1,090,000	1,200,363
Leucadia National,			
Sr. Notes, 7%, 2013		725,000	732,250
Nell AF SARL,			
Sr. Notes, 8.375%, 2015		1,280,000 [b]	1,257,600
Noble,			
Sr. Notes, 6.625%, 2015		2,475,000 [b]	2,289,472
Residential Capital:			
Notes, 6.375%, 2010		3,040,000 [b,c]	3,082,876
Notes, 6.875%, 2015		800,000 [b]	838,616
Stena AB,			
Sr. Notes, 7.5%, 2013		1,170,000 [c]	1,143,675
			28,941,475
Diversified Metals & Mining−2.3%			
Consol Energy,			
Notes, 7.875%, 2012		3,182,000 [c]	3,500,200

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Diversified Metals & Mining (continued)		
CSN Islands VIII,		
Sr. Notes, 10%, 2015	1,315,000 [b,c]	1,469,512
Freeport-McMoRan Copper & Gold:		
Sr. Notes, 6.875%, 2014	975,000	970,125
Sr. Notes, 10.125%, 2010	1,000,000	1,110,000
Southern Peru Copper,		
Notes, 6.375%, 2015	650,000 [b]	656,969
		7,706,806
Electric Utilities−13.9%		
AES,		
Sr. Sub. Notes, 9.375%, 2010	7,110,000 [c]	7,874,323
Allegheny Energy Supply:		
Bonds, 8.25%, 2012	5,929,000 [b,c]	6,699,770
Notes, 7.8%, 2011	840,000	924,000
CMS Energy,		
Sr. Notes, 9.875%, 2007	4,442,000 [c]	4,852,885
Calpine Generating,		
Secured Notes, 13.217%, 2011	216,000 [c,d]	206,280
FPL Energy National Wind,		
Notes, 6.125%, 2019	4,528,635 [b,c]	4,478,270
Mirant,		
Sr. Notes, 7.4%, 2004	1,558,000 [b,f]	1,877,390
NRG Energy,		
Sr. Secured Notes, 8%, 2013	1,900,000 [c]	2,033,000
Nevada Power:		
First Mortgage, 6.50%, 2012	478,000 [c]	498,315
Mortgage, Bonds Ser. A, 8.25%, 2011	1,216,000	1,355,840
Notes, Ser. E, 10.875%, 2009	635,000	704,850
Reliant Energy:		
Sr. Secured Notes, 9.25%, 2010	4,913,000 [c]	5,355,170
Sr. Secured Notes, 9.5%, 2013	1,480,000	1,642,800
Sierra Pacific Power,		
Mortgage Notes, 6.25%, 2012	425,000	434,562
Sierra Pacific Resources,		
Sr. Notes, 8.625%, 2014	3,467,000 [c]	3,838,835
TECO Energy,		
Sr. Notes, 6.75%, 2015	525,000 [b]	552,562

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Electric Utilities (continued)		
TXU,		
Sr. Notes, 5.55%, 2014	2,225,000 [c]	2,123,377
Tenaska Alabama Partners,		
Secured Notes, 7%, 2021	300,000 [b]	305,254
		45,757,483
Electrical & Electronics−1.3%		
Dresser,		
Sr. Sub. Notes, 9.375%, 2011	1,950,000 [c]	2,067,000
Fisher Scientific International,		
Sr. Sub. Notes, 6.125%, 2015	1,350,000 [b,c]	1,360,125
Imax,		
Sr. Notes, 9.625%, 2010	919,000 [c]	987,925
		4,415,050
Entertainment−4.8%		
Argosy Gaming,		
Sr. Sub. Notes, 9%, 2011	1,501,000 [c]	1,636,195
Cinemark:		
Sr. Discount Notes, 0/9.75%, 2014	1,335,000 [c,e]	941,175
Sr. Sub. Notes, 9%, 2013	90,000	93,375
Intrawest,		
Sr. Notes, 7.5%, 2013	133,000	136,824
Isle of Capri Casinos,		
Sr. Sub. Notes, 9%, 2012	1,878,000	2,000,070
Leslie's Poolmart,		
Sr. Notes, 7.75%, 2013	970,000	984,550
Mashantucket Western Pequot Tribe,		
Bonds, 5.912%, 2021	2,850,000 [b]	2,873,763
Mohegan Tribal Gaming Authority:		
Sr. Notes, 6.125%, 2013	2,225,000	2,225,000
Sr. Sub. Notes, 6.375%, 2009	1,800,000 [c]	1,809,000
Penn National Gaming,		
Sr. Sub. Notes, 6.75%, 2015	540,000	531,900
Royal Caribbean Cruises,		
Sr. Notes, 8.75%, 2011	1,575,000	1,775,813
Seneca Gaming,		
Sr. Notes, 7.25%, 2012	875,000 [b]	901,250
		15,908,915

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Environmental Control–3.5%		
Allied Waste:		
Sr. Notes, Ser. B, 8.5%, 2008	9,009,000 [c]	9,436,927
Sr. Notes, Ser. B, 9.25%, 2012	1,215,000 [c]	1,321,313
Geo Sub,		
Sr. Notes, 11%, 2012	840,000 [c]	848,400
		11,606,640
Food & Beverages–3.8%		
Agrilink Foods,		
Sr. Sub. Notes, 11.875%, 2008	225,000 [c]	231,188
Corn Products International:		
Sr. Notes, 8.25%, 2007	863,000	912,679
Sr. Notes, 8.45%, 2009	863,000	963,160
Del Monte,		
Sr. Sub. Notes, 8.625%, 2012	1,879,000 [c]	2,029,320
Dole Foods:		
Debs., 8.75%, 2013	665,000 [c]	714,875
Sr. Notes, 8.625%, 2009	702,000 [c]	737,100
Sr. Notes, 8.875%, 2011	475,000 [c]	495,188
Ingles Markets,		
Sr. Sub. Notes, 8.875%, 2011	395,000	400,925
Pinnacle Foods,		
Sr. Sub. Notes, 8.25%, 2013	1,080,000	1,026,000
Smithfield Foods,		
Sr. Notes, 7%, 2011	1,500,000 [c]	1,537,500
Stater Brothers:		
Sr. Notes, 7.37%, 2010	1,115,000 [c,d]	1,103,850
Sr. Notes, 8.125%, 2012	2,375,000 [c]	2,357,186
		12,508,971
Gaming & Lodging–6.8%		
Chumash Casino & Resort Enterprise,		
Sr. Notes, 9.26%, 2010	610,000 [b]	655,750
Gaylord Entertainment:		
Sr. Notes, 6.75%, 2014	775,000	753,687
Sr. Notes, 8%, 2013	200,000	211,000
Inn of the Mountain Gods Resort & Casino,		
Sr. Notes, 12%, 2010	2,548,000 [c]	2,891,980
MGM Mirage,		
Notes, 8.5%, 2010	2,858,000 [c]	3,122,365

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Gaming & Lodging (continued)		
Mandalay Resort:		
Sr. Notes, 6.5%, 2009	1,825,000 [c]	1,843,250
Sr. Sub.Notes, 9.375%, 2010	2,000,000	2,215,000
Park Place Entertainment:		
Sr. Sub. Notes, 7.875%, 2010	1,140,000 [c]	1,245,450
Sr. Sub. Notes, 8.875%, 2008	1,848,000 [c]	2,025,870
Resorts International Hotel and Casino,		
First Mortgage, 11.5%, 2009	4,752,000 [c]	5,346,000
Turning Stone Casino Entertainment,		
Sr. Notes, 9.125%, 2010	690,000 [b,c]	721,050
Wynn Las Vegas Capital,		
First Mortgage Notes, 6.625%, 2014	1,331,000 [c]	1,279,424
		22,310,826
Health Care–7.3%		
Beverly Enterprises,		
Sr. Sub. Notes, 7.875%, 2014	860,000 [c]	956,750
Coventry Health Care,		
Sr. Notes, 8.125%, 2012	505,000	547,925
DaVita,		
Sr. Sub. Notes, 7.25%, 2015	1,225,000	1,247,969
Extendicare Health Services,		
Sr. Notes, 9.5%, 2010	791,000 [c]	846,370
HCA,		
Notes, 8.75%, 2010	3,570,000	3,960,557
Hanger Orthopedic,		
Sr. Notes, 10.375%, 2009	2,704,000 [c]	2,764,840
Healthsouth,		
Sr. Notes, 8.375%, 2011	2,800,000	2,681,000
Psychiatric Solutions,		
Sr. Sub. Notes, 7.75%, 2015	275,000 [b]	285,313
Tenet Healthcare,		
Sr. Notes, 9.875%, 2014	7,346,000 [c]	7,713,300
Triad Hospitals,		
Sr. Sub. Notes, 7%, 2013	2,918,000 [c]	2,969,065
		23,973,089
Machinery–3.0%		
Case New Holland,		
Sr. Notes, 9.25%, 2011	3,595,000	3,819,688

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Machinery (continued)		
Columbus McKinnon,		
Sr. Sub. Notes, 8.875%, 2013	615,000 [b]	624,225
Douglas Dynamics,		
Sr. Notes, 7.75%, 2012	3,100,000 [b]	3,115,500
Terex,		
Sr. Sub. Notes, Ser. B, 10.375%, 2011	2,250,000	2,418,750
		9,978,163
Manufacturing−1.2%		
Bombardier,		
Notes, 6.3%, 2014	1,275,000 [b,c]	1,134,750
JB Poindexter & Co,		
Sr. Notes, 8.75%, 2014	2,259,000 [c]	2,066,985
Polypore,		
Sr. Sub. Notes, 8.75%, 2012	1,044,000 [c]	923,940
		4,125,675
Media−8.5%		
Adelphia Communications,		
Sr. Notes, Ser. B, 7.75%, 2009	1,550,000 [f]	1,154,750
American Media Operation,		
Sr. Sub. Notes, Ser. B, 10.25%, 2009	430,000 [c]	420,325
CBD Media,		
Sr. Sub. Notes, 8.625%, 2011	200,000	207,500
CSC Holdings:		
Sr. Notes, 6.75%, 2012	2,855,000 [b,c]	2,712,250
Sr. Notes, Ser. B, 8.125%, 2009	1,150,000 [c]	1,164,375
Cablevision Systems,		
Sr. Notes, Ser. B, 8.716%, 2009	850,000 [d]	875,500
Charter Communications,		
Sr. Notes, 8.75%, 2013	2,466,000 [c]	2,447,505
Dex Media East Finance:		
Sr. Sub. Notes, Ser. B, 9.875%, 2009	178,000 [c]	194,465
Sr. Sub. Notes, Ser. B, 12.125%, 2012	2,060,000 [c]	2,420,500
Dex Media West/Finance,		
Sr. Sub. Notes, Ser. B, 9.875%, 2013	4,165,000	4,617,944
Entercom Radio Capital,		
Sr. Sub. Notes, 7.625%, 2014	425,000	440,938
Gray Television,		
Sr. Sub. Notes, 9.25%, 2011	450,000 [c]	489,375
Kabel Deutschland,		
Sr. Notes, 10.625%, 2014	1,268,000 [b]	1,407,480

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Media (continued)		
LBI Media,		
Sr. Discount Notes, 0/11%, 2013	1,392,000 [c,e]	1,056,180
Lodgenet Entertainment,		
Sr. Sub. Deb., 9.5%, 2013	419,000 [c]	460,900
Nexstar Finance:		
Sr. Discount Notes,		
0/11.375%, 2013	2,245,000 [c,e]	1,672,525
Sr. Sub. Notes, 7%, 2014	2,073,000 [c]	1,876,065
Pegasus Communications,		
Sr. Sub. Notes, Ser. B, 12.5%, 2007	2,898,000 [c,f]	764,347
Radio One,		
Sr. Sub. Notes, Ser. B, 8.875%, 2011	1,435,000	1,531,863
Salem Communications,		
Sr. Sub. Notes, Ser. B, 9%, 2011	2,121,000 [c]	2,272,121
		28,186,908
Oil & Gas−9.3%		
Coastal:		
Notes, 7.625%, 2008	3,893,000 [c]	3,975,726
Notes, 7.75%, 2010	3,942,000 [c]	4,040,550
Sr. Deb., 6.5%, 2008	862,000 [c]	853,380
Colorado Interstate Gas,		
Sr. Notes, 5.95%, 2015	460,000 [b]	448,471
El Paso Production,		
Sr. Notes, 7.75%, 2013	2,321,000 [c]	2,437,050
Hanover Compressor:		
Sr. Notes, 8.625%, 2010	921,000 [c]	996,983
Sr. Notes, 9%, 2014	1,263,000 [c]	1,409,824
Hanover Equipment Trust:		
Sr. Secured Notes,		
Ser. B, 8.75%, 2011	1,452,000 [c]	1,550,010
McMoRan Exploration:		
Sr. Notes, 5.25%, 2011	891,000 [b]	1,158,300
Sr. Notes, 6%, 2008	4,497,000 [c]	6,644,317
Petroleum Geo-Services,		
Notes, 10%, 2010	2,630,000	2,958,750
Pogo Producing,		
Sr. Sub. Notes, 6.625%, 2015	1,875,000 [b,c]	1,912,500
Whiting Petroleum,		
Sr. Sub. Notes, 7.25%, 2013	2,225,000 [c]	2,275,063
		30,660,924

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Packaging & Containers−5.0%		
Berry Plastics,		
Sr. Sub. Notes, 10.75%, 2012	825,000 [c]	891,000
Crown European,		
Sr. Secured Notes, 9.5%, 2011	3,415,000 [c]	3,756,500
Jefferson Smurfit,		
Sr. Notes, 8.25%, 2012	1,026,000	969,570
Owens-Brockway:		
Sr. Notes, 6.75%, 2014	445,000	431,650
Sr. Notes, 8.25%, 2013	450,000 [c]	470,250
Sr. Secured Notes, 7.75%, 2011	900,000 [c]	940,500
Sr. Secured Notes, 8.75%, 2012	133,000	144,305
Sr. Secured Notes, 8.875%, 2009	1,000,000 [c]	1,055,000
Owens-Illinois:		
Debs., 7.5%, 2010	900,000	918,000
Debs., 7.8%, 2018	1,815,000	1,833,150
Pliant,		
Sr. Secured Discount Notes, 0/11.125%, 2009	1,437,000 [c,e]	1,243,005
Solo Cup,		
Sr. Sub. Notes, 8.5%, 2014	800,000	712,000
Stone Container:		
Sr. Notes, 8.375%, 2012	662,000 [c]	632,210
Sr. Notes, 9.75%, 2011	2,525,000 [c]	2,575,500
		16,572,640
Paper & Forest Products−4.3%		
Appleton Papers,		
Sr. Sub Notes, 9.75%, 2014	2,709,000 [c]	2,614,185
Buckeye Technologies:		
Sr. Notes, 8.5%, 2013	1,150,000 [c]	1,173,000
Sr. Sub Notes, 9.25%, 2008	651,000 [c]	654,255
Georgia-Pacific:		
Sr. Notes, 8.875%, 2010	3,131,000 [c]	3,506,720
Sr. Notes, 9.375%, 2013	5,554,000 [c]	6,220,480
		14,168,640
Pipelines−6.2%		
ANR Pipeline:		
Debs., 7.375%, 2024	50,000 [c]	51,804
Notes, 8.875%, 2010	2,230,000 [c]	2,421,577
Sr. Notes, 7%, 2025	95,000 [c]	94,772

Bonds and Notes (continued)		Principal Amount [a]	Value ($)
Pipelines (continued)			
Dynegy:			
Secured Notes, 9.875%, 2010		5,415,000 [b,c]	5,929,425
Secured Notes, 10.125%, 2013		3,550,000 [b,c]	3,976,000
Northwest Pipeline,			
Sr. Notes, 8.125%, 2010		2,200,000	2,359,500
Southern Natural Gas,			
Notes, 8.875%, 2010		1,795,000 [c]	1,949,206
Williams Cos.:			
Notes, 7.125%, 2011		1,000,000 [c]	1,052,500
Notes, 7.875%, 2021		1,900,000 [c]	2,099,500
Notes, 8.75%, 2032		435,000	515,475
			20,449,759
Real Estate Investment Trust—1.4%			
BF Saul,			
Sr. Secured Notes, 7.5%, 2014		2,210,000 [c]	2,276,300
Host Marriott:			
Sr. Notes, Ser. I, 9.5%, 2007		90,000	94,612
Sr. Notes, Ser. M, 7%, 2012		2,150,000 [c]	2,190,313
			4,561,225
Retail—2.4%			
Amerigas Partners,			
Sr. Notes, 7.25%, 2015		1,100,000 [b,c]	1,155,000
Central European Distributor,			
Sr. Secured Bonds, 8%, 2012	EUR	650,000	838,293
JC Penney,			
Sr. Notes, 8%, 2010		1,472,000 [c]	1,615,520
Neiman-Marcus,			
Sr. Notes, 9%, 2015		525,000 [b]	528,937
RH Donnelley,			
Notes, 10.875%, 2012		690,000	777,975
Rite Aid:			
Sr. Secured Notes, 8.125%, 2010		1,035,000 [c]	1,060,875
Sr. Secured Notes, 12.5%, 2006		899,000	959,683
VICORP Restaurants,			
Sr. Notes, 10.5%, 2011		966,000 [c]	946,680
			7,882,963

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Structured Index−2.3%		
Dow Jones CDX, Credit Linked Notes, Ser. 4-T1, 8.25%, 2010	7,727,940 [b,c,g]	**7,689,300**
Technology−1.1%		
Freescale Semiconductor, Sr. Notes, 6.875%, 2011	3,190,000 [c]	3,365,450
Sungard Data Systems, Sr. Notes, 8.524%, 2013	300,000 [b,d]	312,000
		3,677,450
Telecommunications−10.5%		
American Tower:		
Sr. Notes, 7.125%, 2012	1,329,000 [c]	1,402,095
Sr. Sub. Notes, 7.25%, 2011	1,100,000 [c]	1,174,250
American Tower Escrow, Discount Notes, 0%, 2008	450,000 [c]	348,750
Hawaiian Telcom Communications, Sr. Notes, 8.91375%, 2013	1,050,000 [b,d]	1,065,750
Innova S de RL, Notes, 9.375%, 2013	1,814,000	2,067,960
Intelsat Bermuda:		
Sr. Notes, 8.25%, 2013	1,370,000 [b]	1,385,412
Sr. Notes, 8.695%, 2012	1,250,000 [b,d]	1,278,125
MCI, Sr. Notes, 8.735%, 2014	40,000	44,700
Nextel Partners, Sr. Notes, 12.5%, 2009	1,073,000 [c]	1,150,792
Pegasus Satellite Communications, Sr. Notes, 12.375%, 2006	677,000 [f]	178,559
Qwest:		
Bank Note, Ser. A, 6.5%, 2007	1,058,000 [d]	1,091,062
Bank Note, Ser. B, 6.95%, 2010	500,000 [d]	496,875
Qwest Services, Secured Notes, 14%, 2014	8,685,000	10,573,988

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Telecommunications (continued)		
Roger Wireless:		
Secured Notes, 7.25%, 2012	2,000,000 [c]	2,125,000
Sr. Secured Notes, 9.625%, 2011	1,000,000 [c]	1,160,000
Rural Cellular,		
Sr. Notes, 9.875%, 2010	610,000	643,550
SBA Telecommunications,		
Sr. Discount Notes,		
0/9.75%, 2011	4,857,000 [c,e]	4,432,013
UbiquiTel Operating,		
Sr. Notes, 9.875%, 2011	1,330,000 [c]	1,482,950
US Unwired,		
Second Priority Sr. Secured Notes,		
Ser. B, 10%, 2012	2,172,000 [c]	2,508,660
		34,610,491
Textiles & Apparel−1.9%		
INVISTA,		
Notes, 9.25%, 2012	3,560,000 [b]	3,889,300
Levi Strauss & Co.,		
Sr. Notes, 12.25%, 2012	2,166,000 [c]	2,404,260
		6,293,560
Transportation−3.1%		
CHC Helicopter,		
Sr. Sub. Notes, 7.375%, 2014	1,476,000 [b]	1,520,280
Greenbrier Cos.,		
Sr. Notes, 8.375%, 2015	1,375,000	1,436,875
Gulfmark Offshore,		
Sr. Notes, 7.75%, 2014	1,745,000	1,862,788
TFM, S.A. de C.V.,		
Sr. Notes, 10.25%, 2007	5,000,000 [c]	5,375,000
		10,194,943
Total Bonds and Notes		
(cost $432,744,942)		**444,048,235**

Preferred Stocks–3.1%	Shares	Value ($)
Banking–1.3%		
Sovereign Capital Trust IV,		
Conv., $2.1875	92,250	**4,093,594**
Diversified Financial Services–.2%		
Williams Holdings Of Delaware,		
Cum. Conv., $2.75	6,650 [b]	**773,894**
Media–1.6%		
Paxson Communications,		
Cum., $1,325	3	22,882
Cum. Conv., $975	482 [b]	1,926,584
Spanish Broadcasting System (Units)		
Cum. Conv., Ser. B, $107.5	3,125	3,351,788
		5,301,254
Total Preferred Stocks		
(cost $12,977,883)		**10,168,742**

Common Stocks–.3%		
Chemicals–.1%		
Huntsman	8,533 [h]	**166,820**
Telecommunications–.2%		
AboveNet	17,570 [h]	491,960
iPCS	554 [h]	23,046
		515,006
Textiles & Apparel–.0%		
Dan River	58,891 [h]	17,667
Trump Entertainment Resorts	4,799 [c,h]	86,096
		103,763
Total Common Stocks		
(cost $1,627,627)		**785,589**

Other–.0%		
Telecommunications–.0%		
AboveNet (warrants)	7,395 [h]	59,160
AboveNet (warrants)	8,700 [h]	34,800
(cost $275,029)		**93,960**

Other Investments–3.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $11,658,000)	11,658,000 [i]	**11,658,000**
Total Investment (cost $459,283,481)	**141.4%**	**466,754,526**
Liabilities, Less Cash and Receivables	**(41.4%)**	**(136,592,048)**
Net Assets	**100.0%**	**330,162,478**

[a] Principal amount stated in U.S. Dollars unless otherwise noted.
  Eur—Euro

[b] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2005, these securities amounted to $89,984,760 or 27.3% of net assets.

[c] Collateral for Revolving Credit and Security Agreement.

[d] Variable rate security—interest rate subject to periodic change.

[e] Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

[f] Non-income producing-security in default.

[g] Security linked to a portfolio of debt securities.

[h] Non-income producing security.

[i] Investment in affiliated money market fund.

[j] Subsequent to September 30, 2005, this security became non-income producing.

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
Corporate Bonds	133.7	Other	1.9
Short-Term/		Swaps/Forward Currency	
Money Market Investments	3.5	Exchange Contracts	.0
Structured Index	2.3		**141.4**

[†] Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments:		
Unaffiliated issuers	447,625,481	455,096,526
Affiliated issuers	11,658,000	11,658,000
Cash		325,224
Dividends and interest receivable		8,739,627
Unrealized appreciation on swaps—Note 4		68,150
Unrealized appreciation on forward		
currency exchange contracts—Note 4		45,377
Prepaid expenses		22,560
		475,955,464
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		263,322
Due to Shareholder Servicing Agent—Note 3(b)		19,522
Loan payable—Note 2		142,000,000
Payable for investment securities purchased		2,707,994
Interest and loan fees payable—Note 2		506,801
Unrealized depreciation on swaps—Note 4		58,112
Accrued expenses		237,235
		145,792,986
Net Assets ($)		**330,162,478**
Composition of Net Assets ($):		
Paid-in capital		992,497,112
Accumulated distributions in excess of investment income—net		(3,976,324)
Accumulated net realized gain (loss) on investments		(665,884,235)
Accumulated net unrealized appreciation		
(depreciation) on investments		7,525,925
Net Assets ($)		**330,162,478**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		71,487,233
Net Asset Value, per share ($)		**4.62**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended September 30, 2005 (Unaudited)

Investment Income ($):	
Interest	17,446,046
Dividends:	
Unaffiliated issuers	378,253
Affiliated issuers	118,690
Total Income	**17,942,989**
Expenses:	
Management fee–Note 3(a)	2,078,821
Interest expense–Note 2	2,525,991
Shareholder servicing costs–Note 3(a,b)	232,021
Professional fees	77,695
Trustees' fees and expenses–Note 3(c)	72,106
Shareholders' reports	57,593
Registration fees	32,849
Custodian fees–Note 3(a)	11,466
Miscellaneous	44,920
Total Expenses	**5,133,462**
Less–reduction in management fee and shareholder servicing fees due to undertaking–Note 3(a,b)	(622,009)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(5,443)
Net Expenses	**4,506,010**
Investment Income–Net	**13,436,979**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(1,655,526)
Net realized gain (loss) on forward currency exchange contracts	(23,462)
Net realized gain (loss) on swap transactions	4,125
Net Realized Gain (Loss)	**(1,674,863)**
Net unrealized appreciation (depreciation) on investments, swap transactions and foreign currency transactions	(453,565)
Net Realized and Unrealized Gain (Loss) on Investments	**(2,128,428)**
Net Increase in Net Assets Resulting from Operations	**11,308,551**

See notes to financial statements.

STATEMENT OF CASH FLOWS

Six Months Ended September 30, 2005 (Unaudited)

Cash Flows from Operating Activities ($):		
Interest Received	17,683,340	
Dividends Received	129,775	
Interest and loan fees paid	(2,311,478)	
Operating expenses paid	(512,184)	
Paid to The Dreyfus Corporation	(1,516,549)	**13,472,904**
Cash Flows from Investing Activities ($):		
Purchases of portfolio securities	(174,730,584)	
Net proceeds of short-term portfolio securities	(11,546,000)	
Proceeds from sales of portfolio securities	163,041,135	
FEC Transactions	(23,462)	
Swap Transactions	4,125	**(23,254,786)**
Cash Flows from Financing Activities ($):		
Dividends paid	(17,871,809)	
Loan Payments	28,000,000	**10,128,191**
Increase in cash		**346,309**
Cash at beginning of period		(21,085)
Cash at end of period		**325,224**
Reconciliation of Net Increase in Net Assets Resulting from Operations to Net Cash Provided by Operating Activities ($):		
Net Increase in Net Assets Resulting From Operations		11,308,551
Adjustments to reconcile net increase in net assets resulting from operations to net cash used by operating activities ($):		
Decrease in interest receivable		330,818
Increase in interest and loan commitment fees		214,513
Decrease in accrued operating expenses		(28,557)
Decrease in prepaid expenses		39,580
Decrease in due to The Dreyfus Corporation		(59,737)
Net realized loss on investments		1,674,863
Net unrealized depreciation on investments		453,565
Noncash Dividends		(352,201)
Increase in Dividends receivable		(14,967)
Net amortization of discount and premium on investments		(93,524)
Net Cash Provided by Operating Activities		**13,472,904**
Supplementary disclosure noncash financing activities ($):		
Reinvestment of dividends which increases paid-in capital		–

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31, 2005
Operations ($):		
Investment income−net	13,436,979	32,200,092
Net realized gain (loss) on investments	(1,674,863)	(7,335,826)
Net unrealized appreciation (depreciation) on investments	(453,565)	3,305,691
Net Increase (Decrease) in Net Assets Resulting from Operations	**11,308,551**	**28,169,957**
Dividends to Shareholders from ($):		
Investment income−net	**(15,012,320)**	**(34,838,735)**
Beneficial Interest Transactions ($):		
Dividends reinvested−Note 1(e)	**–**	**2,577,488**
Total Increase (Decrease) in Net Assets	**(3,703,769)**	**(4,091,290)**
Net Assets ($):		
Beginning of Period	333,866,247	337,957,537
End of Period	**330,162,478**	**333,866,247**
Capital Share Transactions (Shares):		
Shares issued for dividends reinvested	**–**	**528,139**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements and market price data for the fund's shares.

	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31,				
		2005	2004[a]	2003	2002[b]	2001
Per Share Data ($):						
Net asset value, beginning of period	4.67	4.76	3.87	4.93	6.35	10.06
Investment Operations:						
Investment income−net	.19[c]	.45[c]	.56[c]	.68[c]	.81[c]	1.14
Net realized and unrealized gain (loss) on investments	(.03)	(.05)	.93	(1.00)	(1.33)	(3.57)
Total from Investment Operations	.16	.40	1.49	(.32)	(.52)	(2.43)
Distributions:						
Dividends from investment income−net	(.21)	(.49)	(.60)	(.74)	(.90)	(1.28)
Net asset value, end of period	4.62	4.67	4.76	3.87	4.93	6.35
Market value, end of period	4.24	4.40	5.48	5.16	5.41	6.47
Total Return (%)[d]	1.01[e]	(10.95)	19.92	14.22	(1.84)	(14.09)
Ratios/Supplemental Data (%):						
Ratio of total expenses, exclusive of interest, to average net assets	1.56[f]	1.61	1.64	1.73	1.71	1.61
Ratio of net expenses, exclusive of interest, to average net assets	1.19[f]	1.42	1.45	1.54	1.52	1.61
Ratio of interest expense to average net assets	1.52[f]	.91	.72	1.45	2.99	3.13
Ratio of net investment income to average net assets	8.07[f]	9.50	12.35	17.66	14.95	14.35
Portfolio Turnover Rate	35.78[e]	81.52	145.95	186.19	239.11	42.61
Net Assets, end of period ($ x 1,000)	330,162	333,866	337,958	269,181	332,482	415,597

	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31,				
		2005	2004[a]	2003	2002[b]	2001
Ratios/Supplemental Data (%) (continued):						
Average borrowings outstanding ($ x 1,000)	128,448	138,099	137,123	126,350	174,415	232,205
Weighted average number of fund shares outstanding ($ x 1,000)	71,487	71,294	70,406	68,538	66,400	64,724
Average amount of debt per share ($)	1.80	1.94	1.95	1.84	2.63	3.59

[a] *As of April 1, 2003, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to April 1, 2003, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended March 31, 2004, was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 12.05% to 12.35%. Per share data and ratios/supplemental data for periods prior to April 1, 2003 have not been restated to reflect this change in presentation.*

[b] *As required, effective April 1, 2001, the fund has adopted the provisions of AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended March 31, 2002 was to decrease net investment income per share by $.05, increase net realized and unrealized gain (loss) on investments per share by $.05 and decrease the ratio of net investment income to average net assets from 15.96% to 14.95%. Per share data and ratios/supplement data for periods prior to April 1, 2001 have not been restated to reflect these changes in presentation.*

[c] *Based on average shares outstanding at each month end.*

[d] *Calculated based on market value.*

[e] *Not annualized.*

[f] *Annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus High Yield Strategies Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act") as a non-diversified, closed-end management investment company. The fund's primary investment objective is to seek high current income by investing at least 65% of its total assets in income securities rated below investment grade. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment manager and administrator. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swaps and forward currency exchange contracts) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the

Board of Trustees, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate. Swap transactions are valued daily based upon future cash flows and other factors, such as interest rates and underlying securities.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premiums on investments is recognized on a scientific basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually. To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

For Shareholders who elect to receive their distributions in additional shares of the fund, in lieu of cash, such distributions will be reinvested at the lower of the market price or net asset value per share (but not less than 95% of the market price) based on the record date's respective prices. If the net asset value per share on the record date is lower than the market price per share, shares will be issued by the fund at the record date's net asset value on the payable date of the distribution. If the net asset value per share is less than 95% of the market value, shares will be issued by the fund at 95% of the market value. If the market price is lower than the net asset value per share on the record date, Mellon will purchase fund shares in the open market commencing on the payable date and reinvest those shares accordingly. As a result of purchasing fund shares in the open market, fund shares outstanding will not be affected by this form of reinvestment.

On September 28, 2005, the Board of Trustees declared a cash dividend of $.0325 per share from investment income-net, payable on October 27, 2005 to shareholders of record as of the close of business on October 13, 2005.

(f) Concentration of risk: The fund invests primarily in debt securities. Failure of an issuer of the debt securities to make timely interest or principal payments, or a decline or the perception of a decline in the credit quality of a debt security, can cause the debt security's price to fall, potentially lowering the fund's share price. High yield ("junk") bonds involve greater credit risk, including the risk of default, than investment grade bonds, and are considered predominantly speculative with respect to the issuer's continuing ability to make principal and interest payments. In addition, the value of a security may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They may also decline because of factors that affect a particular industry.

The fund is permitted to invest up to 5% of its assets directly in the common stock of high yield bond issuers. This percentage will be in addition to any other common stock holdings acquired as part of warrants or "units", so that the fund's total common stock holdings could exceed 5% at a particular time. However, the fund currently intends to invest directly in common stocks (including those offered in a IPO) to gain sector exposure and when suitable high yield bonds are not available for sale, and expects to sell the common stock promptly when suitable high yield bonds are subsequently acquired.

(g) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Internal Revenue Code of 1986, as amended, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $643,828,865 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to March 31, 2005. If not applied, $28,648,395 of the carryover expires in fiscal 2007, $32,334,001 expires in fiscal 2008, $136,674,723 expires in fiscal 2009, $283,731,643 expires in fiscal 2010, $105,470,700 expires in fiscal 2011 and $56,969,403 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended March 31, 2005 was as follows: ordinary income $34,838,735. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Borrowings:

The fund has entered into a $175,000,000 Revolving Credit and Security Agreement (the "Agreement"), which expires on June 15, 2006. Under the terms of the Agreement, the fund may borrow Advances (including Eurodollar Advances), on a collateralized basis with certain fund assets used as collateral which amounted to $302,457,869 as of September 30, 2005; the yield to be paid by the fund on such Advances is determined with reference to the principal amount of each Advance (and/or Eurodollar Advance) outstanding from time to time. The fund pays certain other fees associated with the Agreement. During the period ended September 30, 2005, $329,778 applicable to those fees was included in interest expense.

The average daily amount of borrowings outstanding during the period ended September 30, 2005, under the Agreement, was approximately $128,448,100, with a related weighted average annualized interest rate of 3.41%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management and administration agreement with the Manager, the management and administration fee is computed at the annual rate of .90% of the value of the fund's average weekly total assets minus the sum of accrued liabilities (other than the aggregate indebtedness constituting financial leverage) (the "Managed Assets") and is payable monthly.

For the period from April 1, 2004 through April 4, 2005, the Manager agreed to waive receipt of a portion of the fund's management fee in the amount of .10% of the Managed Assets. For the period from April 5, 2005 through May 25, 2005, the Manager agreed to waive receipt of a portion of the fund's management fee in the amount of .15% of the Managed Assets. For the period from May 26, 2005 through April 4, 2006, the Manager agreed to waive receipt of a portion of the fund's management fee in the amount of .25% of the Managed Assets. The reduction in management fee, pursuant to the undertaking, amounted to $507,501 during the period ended September 30, 2005.

The fund compensates Mellon Investor Services, L.L.C., an affiliate of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2005, the fund was charged $5,000 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended September 30, 2005, the fund was charged $11,466 pursuant to the custody agreement.

(b) In accordance with the Shareholder Servicing Agreement, UBS Warburg LLC Inc. provides certain shareholder services for which the fund pays a fee computed at the annual rate of .10% of the value of the fund's average weekly Managed Assets. During the period ended September 30, 2005, the fund was charged $230,980 pursuant to the Shareholder Servicing Agreement.

For the period from April 1, 2004 through April 4, 2005, the UBS Warburg LLC agreed to waive receipt of a portion of the fund's shareholder services fee in the amount of .03% of the Managed Assets. For the period from April 5, 2005 through April 4, 2006, UBS Warburg LLC agreed to waive receipt of a portion of the fund's management fee in the amount of .05% of the Managed Assets. The reduction in the shareholder servicing fee, pursuant to the undertaking, amounted to $114,508 during the period ended September 30, 2005.

During the period ended September 30, 2005, the fund was charged $1,847 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $351,407, custodian fees $6,599, compliance officer fees $929 and transfer agency per account fees $2,000, which are offset against an expense reimbursement currently in effect in the amount of $97,613.

(c) Each Trustee who is not an "interested person" of the fund as defined in the Act receives $17,000 per year plus $1,000 for each Board meeting attended and $2,000 for separate committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting. In the event that there is a joint committee meeting of the Dreyfus/Laurel Funds, Inc., The Dreyfus/Laurel Tax-Free Municipal Funds, The Dreyfus/Laurel Funds Trust, collectively, (the "Dreyfus/Laurel Funds") and the fund, the $2,000 fee will be allocated between the Dreyfus/Laurel Funds and the fund. Each Trustee who is not an interested person also receives $500 for Board meetings and separate committee meetings attended that are conducted by telephone. The fund also reimburses each Trustee who is not an "interested person" of the fund for travel and out-of-pocket expenses. The Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts).

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, options, swaps and forward currency exchange contracts, during the period ended September 30, 2005, amounted to $176,167,154 and $160,620,918, respectively.

The fund may use various derivatives, including options, futures contracts, forward currency exchange contracts, mortgage-related securities, asset-backed securities and swaps. The fund may invest in, or enter into, these financial instruments for a variety of reasons, including to hedge certain market trends, to provide a substitute for purchasing or selling particular securities or to increase potential income gain.

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) of swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swap contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the portfolio is receiving a fixed rate, the portfolio is providing credits protection on the underlying instrument. The following summarizes open credit default swaps entered into by the fund at September 30, 2005:

Notional Amount ($)	Description	Unrealized Appreciation (Depreciation) ($)
2,300,000	Agreement with JP Morgan terminating September 20, 2010 to pay a fixed rate of 1.07% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Cooper Tire & Rubber, 7.75%, 12/15/2009	68,150
2,275,000	Agreement with JP Morgan terminating June 20, 2010 to pay a fixed rate of 1.95% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Owens Brockaway, 8.25%, 5/15/2013	(9,797)
2,275,000	Agreement with JP Morgan terminating June 20, 2010 to receive a fixed rate of 2.6% and pay the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Owens Illinois, 7.5%, 5/15/2010	(48,315)
Total		**10,038**

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

The fund may invest in financial futures contracts which expose the fund to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. At September 30, 2005, there were no financial future contracts outstanding.

The fund may enter into forward currency exchange contracts. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at September 30, 2005:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized Appreciation ($)
Sales;				
Euro, expiring 12/21/2005	1,690,000	2,085,883	2,040,506	**45,377**

At September 30, 2005, accumulated net unrealized appreciation on investments was $7,471,045, consisting of $20,356,701 gross unrealized appreciation and $12,885,656 gross unrealized depreciation.

At September 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTES

NOTES

OFFICERS AND TRUSTEES

Dreyfus High Yield Strategies Fund

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation

Custodian

Mellon Bank, N.A.

Counsel

Kirkpatrick & Lockhart
Nicholson Graham LLP

Transfer Agent, Dividend Disbursing Agent

Mellon Investor Services LLC

Stock Exchange Listing

NYSE Symbol: DHF

Initial SEC Effective Date

4/23/98

The Net Asset Value appears in the following publications: Barron's, Closed-End Bond Funds section under the heading "Municipal Bond Funds" every Monday; Wall Street Journal, Mutual Funds section under the heading "Closed-End Bond Funds" every Monday; New York Times, Business section under the heading "Closed-End Bond Funds—Municipal Bond Funds" every Sunday.

Notice is hereby given in accordance with Section 23(c) of the Investment Company Act of 1940, as amended, that the fund may purchase shares of its common stock in the open market when it can do so at prices below the then current net asset value per share.

For More Information

Dreyfus
High Yield Strategies Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, NJ 07310

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0430SA0905